SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
__________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 13, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Three Month Period ended March 31, 2009.

In this report
Condensed consolidated interim accounts

Condensed consolidated balance sheet	3

Condensed consolidated profit and loss account	4

Condensed consolidated statement of comprehensive income	5

Condensed consolidated statement of cash flows	6

Condensed consolidated statement of changes in equity	8

Notes to the condensed consolidated interim accounts	9

Review report	16
ING Group Interim Accounts 1Q2009

Condensed consolidated balance sheet* of ING Group as at

	31 March	31 December
amounts in millions of euros	2009	2008
ASSETS
Cash and balances with central banks	19,696	22,045
Amounts due from banks	57,011	48,447
Financial assets at fair value through profit and loss	255,585	280,505
Investments 2	214,225	258,292
Loans and advances to customers 3	641,075	619,791
Reinsurance contracts	5,729	5,797
Investments in associates	4,064	4,355
Real estate investments	4,228	4,300
Property and equipment	6,386	6,396
Intangible assets 4	6,822	6,915
Deferred acquisition costs	11,615	11,843
Other assets	45,400	62,977

Total assets	1,271,836	1,331,663

EQUITY
Shareholders’ equity (parent)	19,370	17,334
Non-voting equity securities	10,000	10,000

	29,370	27,334
Minority interests	1,137	1,594

Total equity	30,507	28,928

LIABILITIES
Subordinated loans	10,619	10,281
Debt securities in issue	114,131	96,488
Other borrowed funds	29,530	31,198
Insurance and investment contracts	236,386	240,790
Amounts due to banks	123,538	152,265
Customer deposits and other funds on deposit	516,629	522,783
Financial liabilities at fair value through profit and loss	164,353	188,398
Other liabilities	46,143	60,532

Total liabilities	1,241,329	1,302,735

Total equity and liabilities	1,271,836	1,331,663

*	Unaudited
The accompanying notes referenced from 2 to 11 are an integral part of these condensed consolidated interim accounts.
ING Group Interim Accounts 1Q2009

Condensed consolidated profit and loss account* of ING Group for the three month period ended

	3 months ending
	31 March	31 March
amounts in millions of euros	2009	2008
Interest income banking operations	24,081	23,881
Interest expense banking operations	-21,044	-21,342

Interest result banking operations	3,037	2,539
Gross premium income	8,914	12,574
Investment income 5	1,129	2,611
Commission income	1,083	1,238
Other income 6	699	1,036

Total income	14,862	19,998

Underwriting expenditure	10,855	13,680
Addition to loan loss provision	772	98
Intangible amortisation and other impairments	51	6
Staff expenses	2,075	2,189
Other interest expenses	194	265
Other operating expenses	1,789	1,713

Total expenses	15,736	17,951

Result before tax	-874	2,047

Taxation	-60	483

Net result (before minority interests)	-814	1,564

Attributable to:
Equityholders of the parent	-793	1,540
Minority interests	-21	24

	-814	1,564

	3 months ending
	31 March	31 March
amounts in euros	2009	2008
Basic earnings per ordinary share	-0.39	0.74
Diluted earnings per ordinary share	-0.39	0.74

*	Unaudited
The accompanying notes referenced from 2 to 11 are an integral part of these condensed consolidated interim accounts.
ING Group Interim Accounts 1Q2009

Condensed consolidated statement of comprehensive income* of ING Group for the three month period ended

	3 months ending
	31 March	31 March
amounts in millions of euros	2009	2008
Result for the period	-814	1,564

Unrealised revaluations after taxation	1,316	-4,720
Realised gains/losses transferred to profit and loss	633	-142
Changes in cash flow hedge reserve	-515	-79
Transfer to insurance liabilities/DAC	593	290
Exchange rate differences	807	-1,759
Other revaluations	—	-4

Total amount recognised directly in equity	2,834	-6,414

Total comprehensive income	2,020	-4,850

Comprehensive income attributable to:
Equityholders of the parent	2,046	-4,700
Minority interests	-26	-150

	2,020	-4,850

The Unrealised revaluations after taxation comprises EUR -26 million (31 March 2008: EUR 170 million) related to the share of other comprehensive income of associates.
The Exchange rate differences comprises EUR 17 million (31 March 2008: EUR -49 million) related to the share of other comprehensive income of associates.

*	Unaudited
ING Group Interim Accounts 1Q2009

Condensed consolidated statement of cash flows* of ING Group for the three month period ended

		3 months ending
		31 March	31 March
amounts in millions of euros		2009	2008
Result before tax		-874	2,046
Adjusted for	– depreciation	403	358
	– deferred acquisition costs and value of business acquired	313	-624
	– increase in provisions for insurance and investment contracts	3,102	5,415
	– addition to loan loss provisions	772	97
	– other	-265	-696
Taxation paid		-89	17
Changes in	– amounts due from banks, not available on demand	-617	-2,329
	– trading assets	23,207	2,095
	– non-trading derivatives	-640	774
	– other financial assets at fair value through profit and loss	367	1,711
	– loans and advances to customers	-2,942	-23,907
	– other assets	-1,351	3,312
	– amounts due to banks, not payable on demand	-34,162	-11,165
	– customer deposits and other funds on deposit	14,009	11,033
	– trading liabilities	-24,907	12,260
	– other financial liabilities at fair value through profit and loss	1,802	420
	– other liabilities	-881	-5,186

Net cash flow from (used in) operating activities		-22,753	-4,367

Investment and advances	– group companies	—	-452
	– associates	-57	-417
	– available-for-sale investments	-57,273	-68,686
	– real estate investments	-46	-88
	– property and equipment	-193	-100
	– assets subject to operating leases	-323	-353
	– investments for risk of policyholders	-16,677	-10,544
	– other investments	-137	-91
Disposals and redemptions	– group companies	1,316	75
	– associates	61	95
	– available-for-sale investments	59,077	69,895
	– held-to-maturity investments	515	522
	– real estate investments	96	63
	– property and equipment	19	89
	– assets subject to operating leases	109	95
	– investments for risk of policyholders	16,237	8,971
	– other investments	1	2

Net cash flow from (used in) investing activities		2,725	-924

*	Unaudited
ING Group Interim Accounts 1Q2009

Condensed consolidated statement of cash flows* of ING Group for the three month period ended

Proceeds from borrowed funds and debt securities	132,195	99,483
Repayments of borrowed funds and debt securities	-118,078	-83,850
Issuance of ordinary shares	—	447
Purchase of treasury shares	-33	-1,593
Sale of treasury shares	11	104
Dividends paid	—	-9

Net cash flow from financing activities	14,095	14,582

Net cash flow	-5,933	9,291

Cash and cash equivalents at beginning of period	31,271	-16,811
Effect of exchange rate changes on cash and cash equivalents	-93	340

Cash and cash equivalents at end of period	25,245	-7,180

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	5,644	4,261
Amounts due from/to banks	-95	-25,897
Cash and balances with central banks	19,696	14,456

Cash and cash equivalents at end of period	25,245	-7,180

*	Unaudited
The accompanying notes referenced from 2 to 11 are an integral part of these condensed consolidated interim accounts.
ING Group Interim Accounts 1Q2009

Condensed consolidated statement of changes in equity* of ING Group for the three month period ended

	3 months ending 31 March 2009
					Non-
				Total	voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	495	9,182	7,657	17,334	10,000	1,594	28,928

Unrealised revaluations after taxation	—	—	1,329	1,329	—	-13	1,316
Realised gains/losses transferred to profit and loss	—	—	633	633	—	—	633
Changes in cash flow hedge reserve	—	—	-515	-515	—	—	-515
Transfer to insurance liabilities/DAC	—	—	593	593	—	—	593
Exchange rate differences	—	—	799	799	—	8	807

Total amount recognised directly in equity	—	—	2,839	2,839	—	-5	2,834

Net result for the period	—	—	-793	-793	—	-21	-814

	—	—	2,046	2,046	—	-26	2,020

Changes in the composition of the group	—	—	—	—	—	-431	-431
Dividends	—	—	—	—	—	-1	-1
Purchase/sale of treasury shares	—	—	-21	-21	—	—	-21
Exercise of warrants and options	—	—	—	—	—	—	—
Employee stock option and share plans	—	—	12	12	—	—	12

Balance at end of period	495	9,182	9,693	19,370	10,000	1,137	30,507

	3 months ending 31 March 2008
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	534	8,739	27,935	37,208	—	2,323	39,531

Unrealised revaluations after taxation	—	—	-4,730	-4,730	—	10	-4,720
Realised gains/losses transferred to profit and loss	—	—	-142	-142	—	—	-142
Changes in cash flow hedge reserve	—	—	-79	-79	—	—	-79
Transfer to insurance liabilities/DAC	—	—	293	293	—	-3	290
Exchange rate differences	—	—	-1,582	-1,582	—	-177	-1,759
Other revaluations	—	—	—	—	—	-4	-4

Total amount recognised directly in equity	—	—	-6,240	-6,240	—	-174	-6,414

Net result for the period	—	—	1,540	1,540	—	24	1,564

	—	—	-4,700	-4,700	—	-150	-4,850

Changes in the composition of the group	—	—	—	—	—	-163	-163
Dividends	—	—	—	—	—	-9	-9
Purchase/sale of treasury shares	—	—	-1,398	-1,398	—	—	-1,398
Exercise of warrants and options	—	448	—	448	—	—	448
Employee stock option and share plans	—	—	26	26	—	—	26

Balance at end of period	534	9,187	21,863	31,584	—	2,001	33,585

*	Unaudited
The accompanying notes referenced from 2 to 11 are an integral part of these condensed consolidated interim accounts.
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
1. BASIS OF PRESENTATION
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2008 Consolidated Annual Accounts of ING Group, except for the amendments referred to below.
The following standards and interpretations became effective in 2009:
•	Amendment to IFRS 2 ‘Share-based Payments’ – ‘Vesting Conditions and Cancellations’

•	IFRS 8 ‘Operating Segments’

•	IAS 1 ‘Presentation of Financial Statements’

•	IAS 23 ‘Borrowing Costs’

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ – ‘Puttable Financial Instruments and Obligations Arising on Liquidation’

•	Amendments to IFRS 1 ‘First-time Adoption of IFRS’ and IAS 27 ‘Consolidated and Separate Financial Statements’ – Determining the cost of an Investment in the Separate Financial Statements’

•	IFRIC 13 ‘Customer Loyalty Programmes’

•	IFRIC 15 ‘Agreements for the Construction of Real Estate’[1]

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’[1]

•	2008 Annual Improvements to IFRS

•	Amendment to IFRS 7 ‘Improving Disclosures about Financial Instruments’[1]

•	Amendment to IFRIC 9 and IAS 39 – ‘Embedded Derivatives’ [1]
The Group has adopted IFRS 8 Operating Segments with effect from 1 January 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In contrast, the predecessor Standard (IAS 14 Segment Reporting) required an entity to identify two sets of segments (business and geographical), using a risks and rewards approach, with the entity’s ’system of internal financial reporting to key management personnel’ serving only as the starting point for the identification of such segments. The identification of the Group’s reportable segments has not changed as a result of the adoption of IFRS 8.
None of the other recently issued standards and interpretations has had a material effect on equity or result for the period.
The following new and revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2010:
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’[1]

•	IFRS 3 ‘Business Combinations’ (revised) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended) [1]

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – ‘Eligible Hedged Items’[1]

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’[1]

•	IFRIC 18 ‘Transfers of Assets from Customers’[1]

•	Improvements to IFRSs[1]
ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the consolidated financial statements.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2008 Annual Accounts.

*	Unaudited

[1]	Not yet endorsed by the EU and therefore not yet part of IFRS–EU.
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2008 Annual Accounts.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
In 2009, the methodology for determining the liability for insurance contracts in Japan was revised. The liability for certain guarantees is now based on the fair value. The impact of this change in accounting policy was not material to shareholders’ equity and Net result of ING Group.
2. INVESTMENTS

	31 March	31 December
amounts in millions of euros	2009	2008

Available-for-sale
– equity securities	7,464	8,822
– debt securities	191,907	234,030

	199,371	242,852

Held-to-maturity
– debt securities	14,854	15,440

	14,854	15,440

	214,225	258,292

Following the amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’ ING Group reclassified certain financial assets from Investments to Loans and advances to customers and Amounts due from banks. On 12 January 2009 ING Group identified assets, eligible under the amendments, for which, it now has an intent to hold for the foreseeable future. At the reclassification date the fair value of the reclassified assets amounted to EUR 22.8 billion. As a result of the reclassification, the presentation is better aligned with the nature of the portfolios.
As of the reclassification date, the (weighted average) effective interest rates on reclassified assets were in the range from 2.1 % to 11.7 % and expected recoverable cash flows were EUR 24 billion. Unrealised fair value losses recognised in shareholders’ equity amounted to EUR 1.2 billion. This amount will be released from equity and amortised to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From 1 January 2009 until the reclassification date no unrealised fair value losses were recognised in shareholders’ equity, no impairment was recognised.
As at 31 March 2009 the carrying value in the balance sheet and the fair value of the reclassified financial assets amounted to EUR 21.9 billion and EUR 20.9 billion respectively.
If the reclassification had not been made, profit before tax would have been unchanged and shareholders’ equity would have been EUR 0.7 billion after tax lower due to unrealised fair value losses.
After the reclassification, the reclassified financial assets contributed EUR 139 million to result before tax for the period ended 31 March 2009, which fully consisted of Interest income. No provision for credit losses was recognised.
In the year ended 31 December 2008 no impairment on reclassified financial assets available for sale was recognised. Unrealised fair value losses of EUR 0.3 billion were recognised directly in shareholders’ equity.
See note 10 for the derecognition of certain available-for-sale debt securities as a result of the transaction with the Dutch Government.

*	Unaudited
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
3. LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers relate to insurance and banking operations as follows:

	31 March	31 December
amounts in millions of euros	2009	2008

Insurance operations	30,469	25,681
Banking operations	621,187	601,638

	651,656	627,319
Eliminations	-10,581	-7,528

	641,075	619,791

Loans and advances to customers are specified by type as follows (banking operations):

	31 March	31 December
amounts in millions of euros	2009	2008

Loans to, or guaranteed by, public authorities	56,294	26,387
Loans secured by mortgages	306,229	303,951
Loans guaranteed by credit institutions	1,458	548
Personal lending	25,384	27,547
Corporate loans	234,932	245,731

	624,297	604,164

Loan loss provisions	-3,110	-2,526

	621,187	601,638

Changes in loan loss provisions were as follows:

	Insurance		Banking		Total
		31		31		31
	31 March	December	31 March	December	31 March	December
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Opening balance	59	30	2,611	2,001	2,670	2,031
Changes in the composition of the group	-1	-4	—	2	-1	-2
Write-offs	-2	-6	-202	-728	-204	-734
Recoveries	—	2	37	91	37	93
Increase in loan loss provisions	—	38	772	1,280	772	1,318
Exchange rate differences	2	-1	-3	-50	-1	-51
Other changes	—	—	-9	15	-9	15

Closing balance	58	59	3,206	2,611	3,264	2,670

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.
The loan loss provision relating to banking operations at 31 March 2009 of 3,206 million (31 December 2008: EUR 2,611 million) is presented in the balance sheet under Loans and advances to customers and Amounts due from banks for respectively EUR 3,110 million (31 December 2008: EUR 2,526 million) and EUR 96 million (31 December 2008: EUR 85 million).
4. INTANGIBLES

	31 March	31 December
amounts in millions of euros	2009	2008

Value of business acquired	2,048	2,084
Goodwill	3,031	3,070
Software	891	881
Other	852	880

	6,822	6,915

*	Unaudited
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
5. INVESTMENT INCOME

	Insurance		Banking		Total
	31 March	31 March	31 March	31 March	31 March	31 March
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Income from real estate investments	16	13	40	52	56	65
Dividend income	22	160	—	43	22	203
Income from investments in debt securities	1,481	1,773	—	—	1,481	1,773
Income from loans	376	453	—	—	376	453
Realised gains/losses on disposal of debt securities	-312	107	178	26	-134	133
Reversals/Impairments of available- for-sale debt securities	-198	-52	-179	-26	-377	-78
Realised gains/losses on disposal of equity securities	34	100	3	29	37	129
Impairments of available-for-sale equity securities	-187	-37	-21	-7	-208	-44
Change in fair value of real estate investments	-44	10	-80	-33	-124	-23

	1,188	2,527	-59	84	1,129	2,611

6. OTHER INCOME

	Insurance		Banking		Total
	31 March	31 March	31 March	31 March	31 March	31 March
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Net gains/losses on disposal of group companies	-42	46	—	4	-42	50
Valuation results on non-trading derivatives	539	526	-1	91	538	617
Net trading income	-50	-209	261	229	211	20
Result from associates	-100	36	-95	-15	-195	21
Other income	38	81	149	247	187	328

	385	480	314	556	699	1,036

Result from associates includes:

	Insurance		Banking		Total
	31 March	31 March	31 March	31 March	31 March	31 March
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Share of results from associates	-100	36	-95	3	-195	39
Impairments	—	—	—	-18	—	-18

	-100	36	-95	-15	-195	21

*	Unaudited
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
7. SEGMENT REPORTING
ING Group’s operating segments relate to the internal segmentation by business lines. These include the business lines: Retail Banking, ING Direct, Wholesale Banking, Insurance Europe, Insurance Americas, Insurance Asia/Pacific and Other mainly includes items not directly attributable to the business lines.
Each business line is headed by a member of the Executive Board. The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board.
The accounting policies of the business segments are the same as those described under Accounting policies for the consolidated balance sheet and profit and loss account. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment. With regard to investments in equity securities, a fixed return of 3% is allocated to the insurance business lines. The differences between the actual dividend income, capital gains and impairments and the allocated return are included in Other.
ING applies a system of capital charging that makes the results of the banking business units globally comparable, irrespective of the book equity they have and the currency they operate in. ING’s policy for the banking business units is that equity may only be invested locally at the local risk free rate. Banking business units are charged by the Corporate Line for the income that they make on the invested equity and are given a benefit based on the risk free euro rate on the economic capital they employ. Consequently, the results of the businesses as disclosed are the local results after Group overhead charges while the investment returns on equity are based on the risk free euro rate on economic capital.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result before taxation. Underlying result before taxation is defined as result before taxation excluding the impact of divestments and special items.

						Insu-
			Whole-	Insu-	Insu-	rance
	Retail	ING	Sale	rance	rance	Asia/		Total	Elimi-	Total
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Group

31 March 2009

Total income	1,733	698	1,440	3,966	5,031	2,383	554	15,805	-943	14,862

Underlying result before tax	139	44	506	-75	-510	-149	-236	-281	—	-281
Divestments	—	—	—	—	-42	—	-17	-59	—	-59
Special items	-122	34	-166	-102	-176	—	—	-532	—	-532
Result before tax	17	78	340	-177	-729	-149	-253	-874	—	-874

31 March 2008

Total income	1,946	609	1,307	4,407	7,494	4,328	-39	20,052	-54	19,998

Underlying result before tax	638	155	570	339	211	182	—	2,095	—	2,095
Divestments	—	—	—	—	168	—	-91	77	—	77
Special items	-126	—	—	—	—	—	—	-126	—	-126
Result before tax	512	155	570	339	379	182	-91	2,047	—	2,047
Impairments on investments are presented within Investment income, which is part of Total income. In the first quarter of 2009, total impairments of EUR 585 million (first quarter of 2008: EUR 121 million) are included in the following segments: nil (first quarter of 2008: EUR 7 million) in Retail Banking, EUR 129 million (first quarter of 2008: EUR 4 million) in ING Direct, EUR 59 million (first quarter of 2008: EUR 22 million) in Wholesale Banking, EUR 9 million (first quarter of 2008: nil) in Insurance Europe, EUR 172 million (first quarter of 2008: EUR 50 million) in Insurance Americas, EUR 29 million (first quarter of 2008: EUR 2 million) in Insurance Asia/Pacific and EUR 187 million (first quarter of 2008: EUR 36 million) in Other.
Divestments reflects the net impact of divestments including the sale of ING’s 70% stake in Canada. Special items includes EUR 447 million in restructuring costs and the one-time EUR 46 million transaction result on the Illiquid Asset Back-up Facility (before tax).

*	Unaudited
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
8. ACQUISITIONS AND DISPOSALS
In October 2008 ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. for approximately EUR 447 million. As at 31 December 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on 13 February 2009. Consequently ING Life Taiwan is deconsolidated in the first quarter of 2009. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. The shares have a lock-up period of one year. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction resulted in a loss of EUR 292 million. The loss was recognised in 2008 in the profit and loss account.
In November 2008 the Government of Argentina passed legislation to nationalise the private pension system (AFJPs). Under the law, all client balances held by the private pension system would be transferred to the Argentina Government and AFJP’s pension business would be terminated. The law became effective in December 2008 when the Argentine Social Security Administration (ANSES) took ownership over the affiliate accounts in 2009. The nationalisation impacted the pension assets only, thus leaving ING responsible for the ongoing operating costs and liabilities including severance obligations. This resulted in a loss of EUR 188 million that was recognised in 2008.
In February 2009, ING announced that it had agreed to sell its 70% stake in ING Canada for net proceeds of approximately EUR 1,316 million (CAD 2,099 million). The transaction was closed on 19 February 2009. This transaction resulted in a decrease in Total assets of approximately EUR 5,471 million and a decrease of Total liabilities of approximately EUR 3,983 million.

*	Unaudited
ING Group Interim Accounts 1Q2009

Notes to the condensed consolidated interim accounts*
9. ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN ISSUE
Delta hedge portfolio for employee options
ING Groep N.V. has bought 7,260,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were bought on the open market between 19 March and 23 March 2009 at an average price of EUR 4.24 per share.
Issue of debt securities in issue
In January 2009, ING Bank issued 3 year USD 6 billion government guaranteed senior unsecured bonds. In February 2009, ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond and in March 2009 ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond. All were issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING’s regular medium-term funding operations.
10. IMPORTANT EVENTS AND TRANSACTIONS
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘Facility’) on 26 January 2009; the transaction closed on 31 March 2009. The Facility covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of EUR 30 billion. Under the Facility, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the State to ING and will be redeemed over the remaining life. Furthermore, under the Facility other fees will have to be paid by both ING and the State. As a result of the transaction ING derecognised 80% of the Alt-A portfolio from the balance sheet and recognised a receivable on the Dutch State.
The overall sales proceeds amounts to EUR 22.4 billion. The amortised cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The result, before tax, on the transaction (the difference between the sales proceeds and amortised cost) is therefore approximately nil. The fair value under IFRS at the date of the transaction was EUR 15.2 billion. The difference between the sales proceeds and the fair value under IFRS is an integral part of the transaction and therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation -and therefore increase equity- by approximately EUR 5 billion (after tax).
The valuation method of the 20% Alt-A securities in the IFRS balance sheet is not impacted by this transaction. The methodology used to determine the fair value for these assets in the balance sheet under IFRS is disclosed in the 2008 Consolidated annual accounts of ING Group.
11. FAIR VALUE OF FINANCIAL ASSETS
The methods used to determine fair value of financial assets is disclosed in the 2008 Annual Accounts and has not changed significantly. The breakdown of assets by Reference to published price quotations in active markets, assets valued using Valuation techniques supported by market inputs and Assets valued using Valuation techniques not supported by market inputs was impacted in 1Q 2009 by the following:
•	The derecognition of Alt-A securities as disclosed in Note 10 resulted in a reduction in Valuation techniques not supported by market inputs of EUR 15.2 billion.

•	The reclassification from Available-for-sale to Loans as disclosed in Note 2 resulted in a reduction in Valuation techniques supported by market inputs of EUR 22.8 billion.

•	Certain Asset Backed Securities for an amount of approximately EUR 8 billion were reclassified from Reference to published price quotations in active markets to Valuation techniques not supported by market inputs because the relevant markets have become inactive in 1Q 2009.

*	Unaudited
ING Group Interim Accounts 1Q2009

Review report
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
REVIEW REPORT
Introduction
We have reviewed the accompanying condensed consolidated interim financial information for the three months period ended 31 March 2009, of ING Groep N.V., Amsterdam, which comprises the condensed consolidated balance sheet as at 31 March 2009, the related condensed consolidated profit and loss account, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity for the three months period then ended and explanatory notes. Management is responsible for the preparation and presentation of this condensed consolidated interim information in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union. Our responsibility is to express a conclusion on this interim information based on our review.
Scope of Review
We conducted our review in accordance with Dutch law including Standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 31 March 2009 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting”, as adopted by the European Union.
Amsterdam, 13 May 2009
signed by C.B. Boogaart for
Ernst & Young Accountants LLP
ING Group Interim Accounts 1Q2009

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 13, 2009